                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                Amendment No. 2
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                           Programmer's Paradise, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    743205106
--------------------------------------------------------------------------------
                                  CUSIP Number

                                 James W. Sight
                               8500 College Blvd.
                           Overland Park, Kansas 66210
                                 (913) 362-9133

                                 with a copy to:

                               Brent Cohen, Esq.
                        Heller Ehrman White & McAuliffe
                                333 Bush Street
                         San Francisco, California 94104
                                 (415) 772-6052
                       (Name, address and telephone number
           of person authorized to receive notices and communications)

                                 April 25, 2001
                          (Date of Event which requires
                            filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

                         (Continued on following pages)

                              (Page 1 of 7 Pages)

CUSIP NO. 743205106                    13D                     Page 2 of 7 pages
                                  Amendment No. 2

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1)    NAMES OF REPORTING PERSONS                                  James W. Sight

--------------------------------------------------------------------------------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [X]
                                                                     (b)  [_]

--------------------------------------------------------------------------------

3)    SEC USE ONLY

--------------------------------------------------------------------------------

4)    SOURCE OF FUNDS                                                PF

--------------------------------------------------------------------------------

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                  [_]

--------------------------------------------------------------------------------

6)    CITIZENSHIP OR PLACE OF ORGANIZATION              United States of America

--------------------------------------------------------------------------------

 NUMBER OF       7)  SOLE VOTING POWER                      205,000  shares
   SHARES        ---------------------------------------------------------------
BENEFICIALLY
   OWNED         8)  SHARED VOTING POWER                     20,000  shares
    BY
   EACH          ---------------------------------------------------------------
 REPORTING
  PERSON         9)  SOLE DISPOSITIVE POWER                 205,000  shares
   WITH          ---------------------------------------------------------------

                 10) SHARED DISPOSITIVE POWER                20,000  shares

--------------------------------------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             225,000 shares

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12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [_]
      CERTAIN SHARES

--------------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             4.3%

--------------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON                                       IN

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

CUSIP NO. 743205106                    13D                     Page 3 of 7 pages
                                  Amendment No. 2


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1)    NAMES OF REPORTING PERSONS                              Carl G. Santangelo

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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                     (b) [_]
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3)    SEC USE ONLY

--------------------------------------------------------------------------------

4)    SOURCE OF FUNDS                                                PF

--------------------------------------------------------------------------------

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------

6)    CITIZENSHIP OR PLACE OF ORGANIZATION              United States of America

--------------------------------------------------------------------------------

 NUMBER OF       7)  SOLE VOTING POWER                          -0-  shares
   SHARES        ---------------------------------------------------------------
BENEFICIALLY
   OWNED         8)  SHARED VOTING POWER                     20,200  shares
    BY
   EACH          ---------------------------------------------------------------
 REPORTING
  PERSON         9)  SOLE DISPOSITIVE POWER                     -0-  shares
   WITH          ---------------------------------------------------------------

                 10) SHARED DISPOSITIVE POWER                20,200  shares

--------------------------------------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             20,200  shares

--------------------------------------------------------------------------------

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                 [_]

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13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             0.4%

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14)   TYPE OF REPORTING PERSON                                       IN

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

CUSIP NO. 743205106                    13D                     Page 4 of 7 pages
                                  Amendment No. 2

                                  INTRODUCTION

     James W. Sight, an individual, hereby files this Amendment No. 2 (the "Amendment No. 2") to the Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons (as defined under Item 2 of the Statement) identified in the Statement pursuant to the Agreement with Respect to Schedule 13D attached to the Statement as Exhibit 7(1).

     The number of shares owned by the Reporting Persons constitute approximately 4.7% of the 5,210,125 shares of the Issuer's common stock reported as outstanding as of March 19, 2001 on the Issuer's most recent Form 10-K, for the fiscal year ending December 31, 2000.

     Only those items amended are reported herein.

     Item 2. Identity and Background.
             -----------------------

             This Statement is filed on behalf of James W. Sight and Carl G. Santangelo. Messrs. Sight and Santangelo are each referred to herein as a "Reporting Person" and are collectively referred to herein as the "Reporting Persons."

     a.  James W. Sight.
         --------------

             Mr. Sight's principal occupation is as a securities trader. Mr. Sight's business address is 8500 College Blvd., Overland Park, Kansas 66210.

     b.  Carl G. Santangelo.
         ------------------

             Mr. Santangelo's principal occupation is as an attorney. Mr. Santangelo's business address is 3000 North Federal Highway, Building 2, Suite 200, Fort Lauderdale, Florida 33306.

CUSIP NO. 743205106                    13D                     Page 5 of 7 pages
                                  Amendment No. 2



  Item 4. Purpose of the Transaction.
          --------------------------

  Mr. Sight was appointed to the board of directors of the Issuer on April 25, 2001.

  Item 5. Interest in Securities of the Issuer.
          -------------------------------------

  Item 5 is amended to read as follows:

  (a) and (b)

  The aggregate number of Shares and percentage of Common Stock of the Issuer (based upon the representation of the Issuer in the 10-K for the fiscal year ending December 31, 2000 that it had 5,210,125 shares of Common Stock outstanding as of March 19, 2001) beneficially owned by the Reporting Persons named in Item 2, as well as the number of shares of Common Stock as to which such persons are deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table.



=============================================================================================================
Reporting Person      No. of Shares        Percentage         Power to Vote             Power to Dispose
                       Beneficially         of Class         Shared      Sole          Shared        Sole
                          Owned
-------------------------------------------------------------------------------------------------------------
James W. Sight           225,000              4.3%           20,000     205,000         20,000     205,000
-------------------------------------------------------------------------------------------------------------
Carl Santangelo           20,200              0.4%           20,200       -0-           20,200       -0-
-------------------------------------------------------------------------------------------------------------

  None of the Reporting Persons shares voting or dispositive power with any other person or entity. However, Mr. Sight and Mr. Santangelo own 40,000 shares of Common Stock through

CUSIP NO. 743205106                    13D                     Page 6 of 7 pages
                                  Amendment No. 2


Continental Racers II, Inc., a Florida corporation of which Mr. Sight and Mr. Santangelo each own 50 percent. Mr. Santangelo also owns 200 shares of Common Stock in a joint account held with his daughter.

  (c) To the best knowledge of each of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer since April 9, 2001, the date of the filing of Amendment No. 1 to the Statement.

  (d) To the best knowledge of each of the Reporting Persons, as to his own respective shares, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

  (e) The Reporting Persons ceased to be beneficial owners of more than five percent of the common stock when Mr. Seidel ceased to be a Reporting Person.



     Item 6. Contracts, Arrangements, Understandings or Relationships With
             -------------------------------------------------------------
Respect to Securities of the Issuer.
-----------------------------------

  Mr. Seidel has ceased to be a Reporting Person. He presently has no contract, arrangement, understanding or relationship with any of the other Reporting Persons relating to the acquisition, holding, voting or disposition of the shares of the Issuer.

CUSIP NO. 743205106                    13D                     Page 7 of 7 pages
                                  Amendment No. 2


                                    SIGNATURE

  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2001


                                         By: /s/ James W. Sight
                                            -------------------------------
                                            James W. Sight